UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Subject Company)

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

436141105

(CUSIP Number of Class of Securities)

Donald J. Ekman

General Counsel and Secretary

Hollywood Entertainment Corporation

9275 SW Peyton Lane

Wilsonville, Oregon 97070

(503) 570-1600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copies To:

Robert J. Moorman Stoel Rives LLP 900 SW Fifth Avenue, Suite 2600 Portland, Oregon 97204-1268 (503) 294-9249	Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067-3026 (310) 552-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 3 and 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Hollywood Entertainment Corporation (the “Company” or “Hollywood”) on February 17, 2005 and subsequently amended by Amendment No. 1 to Schedule 14D-9 filed on March 2, 2005 and Amendment No. 2 to Schedule 14D-9 filed on March 10, 2005.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented as follows:

The last sentence of the paragraph under the caption “Directors’ Compensation” is hereby amended and restated in its entirety as follows:

In addition, Messrs. Cutler and Zebe each received $150,000 as consideration for their service on the Special Committee of the Board that was formed to review, evaluate and respond to and negotiate the terms of potential transactions involving the sale or change of control of the Company, and Mr. Glendenning, who served as Chairman of the Special Committee and devoted additional time to his duties in accordance with the requirements of this position, received $200,000.

The portion under the caption “Executive Officers’ Compensation” is hereby amended and restated in its entirety as follows:

Executive Officers’ Compensation. The following table sets forth information as to the compensation paid or accrued to the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for the year ended December 31, 2004.

	Annual Compensation				Long-term Compensation
					Awards		Payouts
Name and Principal Position Held in 2004	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)
Mark J. Wattles, Chairman of the Board and Chief Executive Officer (1)	2004	$1,420,624	—	—	—	—	—	—
Donald J. Ekman, General Counsel, and Secretary	2004	$300,000	—	—	—	—	—	—
F. Bruce Giesbrecht, President, COO, General Manager of Corporate Operations	2004	$495,833	—	—	—	366,667	—	—
Roger J. Osborne, General Manager of Store Operations (2)	2004	$422,344	—	—	—	—	—	—
Timothy Price, Chief Financial Officer	2004	$300,000	—	—	—	100,000	—	145,739	(3)

(1)	Mr. Wattles resigned as Hollywood’s Chief Executive Officer and Chairman on February 2, 2005.
(2)	Effective in February 2004, Mr. Osborne was no longer an executive officer of the Company.
(3)	Represents non-qualified moving, interim living expenses and other payments related to relocation including reimbursement for losses incurred on home sale.

The portion under the caption “Security Ownership of Certain Beneficial Owners and Management” is hereby amended and restated in its entirety as follows:

Security Ownership of Certain Beneficial Owners and Management. The following table sets forth information regarding the beneficial ownership as of March 18, 2005 of Hollywood common stock by (i) each of our executive officers, (ii) each of our directors and (iii) each person known by us to beneficially own more than five percent of the outstanding common stock. The address for each of our

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executive officers and directors is 9275 S.W. Peyton Lane, Wilsonville, Oregon 97070. Except as otherwise noted, the persons listed below have sole investment and voting power with respect to the common stock owned by them.

Name	No. of Shares Beneficially Owned		Percentage of Shares(1)
James N. Cutler, Jr.	72,000	(2)	*
S. Douglas Glendenning	180,000	(2)(3)	*
William P. Zebe	133,604	(2)(4)	*
F. Bruce Giesbrecht	266,667	(2)	*
Donald J. Ekman	50,000	(2)	*
Timothy R. Price	40,000	(2)	*
Mark J. Wattles	6,137,600	(5)	9.58%
Entities Affiliated with Carl C. Icahn	5,809,078	(6)	9.07%
Deephaven Capital Management LLC	3,568,140	(7)	5.57%
The Eureka (Euro) Fund Limited	3,395,440	(8)	5.30%
Artisan Partners Limited Partnership	3,321,100	(9)	5.19%

(1)	Percentages in the table are calculated based on 64,046,817 shares of Common Stock outstanding on March 18, 2005.
(2)	Includes the following shares that may be acquired within 60 days after February 16, 2005 pursuant to the exercise of options: Mr. Cutler, 72,000 shares; Mr. Glendenning, 70,000 shares; Mr. Zebe, 110,000 shares; Mr. Giesbrecht, 266,667 shares; Mr. Ekman, 50,000 shares; Mr. Price, 40,000 shares.
(3)	Includes 17,784 shares owned by trusts for his children.
(4)	Includes 1,493 shares held in the individual retirement account of his wife and 1,653 shares owned by trusts for his children.
(5)	Mr. Wattles resigned as Hollywood’s Chief Executive Officer and Chairman on February 2, 2005.
(6)	Based on information contained in a Schedule 13D dated November 16, 2004, as amended by Amendment No. 1 thereto dated December 14, 2004, Carl C. Icahn (“Icahn”) owns 100 percent of Barberry Corp. (“Barberry”), CCI Offshore LLC (“CCI Offshore”) and CCI Onshore LLC (“CCI Onshore”). Barberry is the sole member of Hopper Investments, LLC (“Hopper”), which is the general partner of High River Limited Partnership (“High River”). CCI Offshore is the general partner of Icahn Offshore L.P. (“Icahn Offshore”), which is the general partner of Icahn Partners Master Fund L.P. (“Icahn Master”). CCI Onshore is the general partner of Icahn Onshore L.P. (“Icahn Onshore”), which is the general partner of Icahn Partners L.P. (“Icahn Partners”). High River has sole voting power and sole dispositive power with regard to 1,161,816 shares of Hollywood common stock and each of Barberry, Hopper and Icahn has shared voting power and shared dispositive power with regard to these shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,842,777 shares and each of Icahn Offshore, CCI Offshore and Icahn has shared voting power and shared dispositive power with regard to these shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,804,485 shares and each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to these shares. The principal business address of the foregoing parties is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, except that (i) the principal business address of each of Barberry, Hopper and High River is 100 South Bedford Road, Mount Kisco, New York 10549 and (ii) the principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.
(7)	Based on information contained in a Schedule 13D dated March 17, 2005, Deephaven Capital Management LLC (“Deephaven”) has sole voting and dispositive power over 3,568,140 shares of Hollywood common stock. The principal business address of Deephaven is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305.
(8)	Based on information contained a Schedule 13G dated December 15, 2004, The Eureka (Euro) Fund Limited (“Eureka”) is managed by Marshall Wace LLP (“MW”); the managing member of MW is Marshall Wace Asset Management Limited (“MWAM”); Paul Marshall (“Marshall”), Ian Wace (“Wace”), Mark Hawtin (“Hawtin”) and Duncan Ford (“Ford”) are co-founders and equity owners of MW and serve on the investment committee (Marshall as chairman) that is responsible for the investment decisions of MW. Eureka, MW, MWAM, Marshall, Wace, Hawtin and Ford share voting and dispositive power over 5,809,078 shares of Hollywood common stock. The principal business address of each of the foregoing parties is The Adelphi, 13th Floor, 1/11 John Adam Street, London WC2N 6HT.
(9)	Based on information contained in a Schedule 13G dated January 26, 2005, Andrew A. Ziegler (“AZ”) and Carlene Murphy Ziegler (“CZ”) are the principal stockholders of Artisan Investment Corporation (“Artisan Corp.”), which is the General Partner of Artisan Partners Limited Partnership (“Artisan Partners”). AZ, CZ, Artisan Corp. and Artisan Partners share voting and dispositive power over 3,231,100 shares of Hollywood common stock. The principal business address of AZ, CZ, Artisan Corp. and Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

Item 4. The Solicitation or Recommendation

The portion of the “Background of the Offer” under the caption “Market-Check Process; Entry into the Movie Gallery Agreement” is supplemented as follows:

•	On March 14, 2005, Deephaven Capital Management LLC filed a Schedule 13G with the SEC to report ownership of 5.86% of Hollywood’s outstanding shares.
•	On March 18, 2005, Hollywood filed a Definitive Proxy Statement on Schedule 14A with the SEC in connection with the annual meeting of shareholders to be held on March 30, 2005.

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•	On March 21, 2005, Hollywood filed a Definitive Proxy Statement on Schedule 14A with the SEC in connection with a special meeting of shareholders to be held on April 22, 2005. The purpose of the special meeting is to consider and vote upon the Agreement and Plan of Merger, dated as of January 9, 2005, by and among Hollywood, Movie Gallery and TG Holdings, Inc.
•	On March 22, 2005, Mr. Wattles filed with the SEC an amended Schedule 13D in which he reported his intention to dispose of up to approximately half of his holdings of Hollywood’s common stock over the next few months in the open market and that on March 21, 2005 he sent a letter to the Chairman and Chief Executive Officer of Blockbuster, the Chairman of the Special Committee of Hollywood, and UBS expressing his interest in acquiring up to 50% of Hollywood’s stores.
•	On March 24, 2005, Hollywood issued a press release announcing the commencement of its offer to purchase and consent solicitation relating to Hollywood’s 9.625% Senior Subordinated Notes due 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hollywood Entertainment Corporation

Date: March 24, 2005	By:	/s/ DONALD J. EKMAN
Name: Donald J. Ekman Title: General Counsel and Secretary

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EXHIBIT INDEX

Exhibit	Description
(a)(1)	Letter, dated February 17, 2005 to the Company’s shareholders (1)

(a)(2)	Press Release issued by the Company on February 17, 2005 (1)

(a)(3)	Press Release issued by the Company on February 25, 2005 (2)

(e)(1)	License Agreement, effective as of January 25, 2001, between the Company and Boards, Inc. (1)

(e)(2)	Change of Control Plan for Senior Management dated as of February 3, 2001 (1)

(1)	Previously filed as an exhibit to Hollywood Entertainment Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 17, 2005.
(2)	Previously filed as an exhibit to Hollywood Entertainment Corporation’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on March 2, 2005.